Mail Stop 6010

								September 26, 2005

Via U.S. Mail and Facsimile

Mr. Richard J. Wehrle
Vice President and Corporate Controller
Alamo Group Inc.
1502 East Walnut
Seguin, Texas 78155

Re:	Alamo Group Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 11, 2005
	File No. 001-13854

Dear Mr. Wehrle:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Results of Operations, page 15

1. In future filings, where changes in financial statement line items are the result of several factors each significant factor should be separately quantified and discussed. For example, you say that sales increased due to various price and volume factors, including "higher prices for cattle and other agricultural commodities", "increased order rates...particularly in [the] Rhino and Schulte product lines," and European sales increased as a result of "aggressive marketing initiatives, cross selling related products...and internal sales growth" and "the strength of the exchange rate of the British Pound and the Euro compared to the U.S. dollar further aided the results of the Company`s foreign operations." Additionally, we see that gross margins increased "mainly from higher sales levels and improved operational efficiencies...offset by ongoing increases in steel prices and fuel costs." However, you do not quantify the impact of each of these factors. Apply throughout MD&A. Refer to SEC Release
Nos. 33-8350, 34-48960, and FR-72.

Note 10. Stock Options, page 43

2. Please revise your disclosures in future filings to include all the disclosures required by SFAS 123. These disclosures should include:
* the weighted-average exercise price of options granted, exercised, cancelled, outstanding at the beginning and end of the year, and exercisable at the end of the year;
* the weighted-average grant-date fair value of options granted during the year; and
* for options outstanding at the date of the latest statement of financial position presented, the range of exercise prices (as well as the weighted-average exercise price) and the weighted-average remaining contractual life. For each range, include the number, weighted-average exercise price, and weighted-average remaining contractual life of options outstanding and the number and weighted-average exercise price of options currently exercisable.


Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 4. Controls and Procedures, page 19

3. In light of the fact that significant control deficiencies existed at Rousseau Holdings, tell us in reasonable detail the basis for the officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Additionally, please tell us whether the control deficiencies are a material weakness.

4. In this regard, also tell us the specific steps that the company has taken, if any, to remediate the control deficiencies.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


??

??

??

??

Mr. Richard J. Wehrle
Alamo Group Inc.
September 26, 2005
Page 2